Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Intersects Three Gold-Silver Mineralized Zones near Historic Workings at the Bolañitos Mine in Guanajuato State, Mexico
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Vancouver, Canada – July 22, 2013 - Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR,) announces that exploration drilling at the Company’s Bolañitos mine in Guanajuato State, Mexico has intersected three high grade, gold-enriched silver mineralized zones near historic mine workings in the Asuncion, La Luz and Plateros areas of the La Luz vein system.

Surface and underground drilling highlights include:

•
122 grams per tonne (gpt) silver and 3.32 gpt gold over 3.43 metres (m) true width, or 9.4 ounces per ton (opT) silver equivalents over 11.3 feet (ft), in hole ASU12-12, including 392 gpt silver and 15.1 gpt gold over 0.48 m true width, or 37.8 opT silver equivalents over 1.6 ft, in Asuncion area

•
124 gpt silver and 3.45 gpt gold over 4.4 m true width, or 9.7 opT silver equivalents over 14.4 ft, in hole PL6-1, including 224 gpt silver and 7.46 gpt gold over 0.54 m true width, or 19.6 opT silver equivalents over 1.8 ft, in the Plateros vein

•
120 gpt silver and 2.21 gpt gold over 7.9 m true width, or 7.4 opT silver equivalents over 25.8 ft, in hole LZ18-1, including 398 gpt silver and 3.28 gpt gold over 0.7 m true width, or 17.3 opT silver equivalents over 2.3 ft in the La Luz vein

Each of the three new mineralized zones is about 200 m long by 100 m deep, and two are readily accessible for mining from nearby historic workings.  The following tables highlight the results of 17 holes drilled in the Plateros, La Luz and Asuncion areas in 2013.  Click here to view the Plateros and Asuncion/La Luz Longitudinal Sections.  Silver equivalents are calculated at a ratio of 60: 1 silver: gold.

Table 1. Plateros Vein

Hole	Structure	From	True Width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
PL04-2	Plateros (Fw)	164.95	2.41	1.24	243.6
	Including	168.00	0.35	2.48	360.0
	Plateros	173.30	2.23	0.89	214.9
	Including	173.70	0.45	2.71	561.0
PL05-2	Plateros	166.90	6.00	0.62	134.0
	Including	175.85	0.58	0.61	339.0
PL05-3	Plateros	210.00	3.80	2.44	158.8
	Including	218.55	0.21	5.09	221.0
PL06-1	Plateros	130.60	13.01	0.85	143.9
	Including	142.75	0.63	1.75	304.0
	Plateros (Fw)	146.30	4.40	3.45	123.9
	Including	150.10	0.54	7.46	224.0
LZ02-3	Plateros	186.90	1.77	5.36	168.8
	Including	186.90	0.58	2.44	205.0
LZ02-4	Plateros	206.20	3.52	3.11	98.8
	Including	210.80	0.75	5.62	165.0

Table 2. La Luz Vein

Hole	Structure	From	True Width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
LZ16-2	La Luz	457.85	1.93	3.96	101.1
	Including	457.85	0.32	9.37	420.0
LZ17-1	La Luz	429.45	1.99	2.61	94.4
	Including	431.25	0.61	4.25	116.0
LZ18-1	La Luz	381.10	7.85	2.21	119.9
	Including	381.55	0.70	3.28	398.0
LZ18-2	La Luz (Hw)	390.70	1.50	2.05	68.2
	Including	391.30	0.36	3.22	231.0
	La Luz	394.35	5.91	2.89	75.0
	Including	399.95	0.68	4.51	224.0
LZ48.5-1	La Luz	110.45	1.77	4.11	91.7
	Including	112.20	0.45	10.65	263.0

Table 3. Asuncion Area

Hole	Structure	From	True Width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
ASU12-02	La Luz	152.80	3.46	1.31	187.2
	Including	156.60	0.47	4.01	425.0
ASU12-05	La Luz	112.10	2.16	4.30	36.8
	Including	115.45	1.10	5.73	50.0
ASU12-06	La Luz	122.55	1.89	3.51	115.2
	Including	127.50	0.75	6.11	39.0
ASU12-07	La Luz	124.65	1.85	3.58	10.5
	Including	127.15	1.02	6.31	17.0
ASU12-12	La Luz	100.95	3.43	3.32	121.6
	Including	103.70	0.48	15.10	392.0
ASU12-13	La Luz	107.85	1.77	9.38	240.9
	Including	109.00	0.73	20.80	493.0

Luis Castro, Vice President of Exploration, commented, “With our refined understanding of the local geological controls on mineralization at Bolañitos, our surface and underground exploration teams are now finding gold-rich extensions of silver mineralized zones in the vicinity of historic mine workings.  These areas will be included in our year-end resource estimate and mine plan.  In fact, the mine operations team has already gained access to and commenced production from the Asuncion area.”

Godfrey Walton, M.Sc., P.Geo. President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs at Bolañitos.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Bolañitos field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.